September 22, 2006

Uri Levy
Chief Financial Officer
Gaming Ventures Plc
Isle of Man
9 Mytrle Street, Douglas, Isle of Man

Re: Gaming Ventures Plc
         Amendment No. 1 to Form 20-F
         Filed on September 8, 2006
         File No. 0-52163

Dear Mr. Levy:

         We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   In your response to comment 8 you state that you "were concerned in general that some of the Parent shareholders may be precluded from owning shares in foreign entities, shares in private companies or shares in gaming companies." Please advise us as to the reason why these shareholders may be precluded from owning such shares and clarify whether such a prohibition would apply to the receipt of

the shares or the continued ownership of the shares. If it is the former, please expand your analysis as to why you believe the spin-off will be pro rata if there are stockholders who are precluded from receiving shares of the registrant..

2.   We note your response to comment 5. Please note that the examples provided in comment 5 were not meant to be an exclusive list. For instance, but without limitation, on page 19 you state "[b]ased on figures obtained from an industry source, there were 1,200 online casino websites in 2004." Please identify the industry source and provide us with supporting documentation that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions.

Risk Factors, page 8

3.   We note in an 8-K filed by Zone 4 Play, on September 14, 2006, that RNG Gaming and Golden Palace Ltd. entered into an agreement under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. We also note that pursuant to the terms of the agreement, Golden Palace has an option to acquire up to a total of 50% of the ordinary shares of RNG. Please include a risk factor discussing the risk that you may have to share control of RNG with Golden Palace.

Online Gaming Regulation, page 11

4.   We reissue comment 12 in part. Please revise this risk factor to note the following:
   • the action taken by the U.S. Department of Justice against London-based BetOnSports PLC, an operator of online gambling websites; and
   • the bill that passed the U.S. House of Representatives on July 11, 2006 that would prevent individuals residing in the U.S. from using credit cards to bet online and could block U.S. residents from accessing gambling Web sites.

Item 4 - Information on the Company, page 16

5.   We note in the 8-K filed by your parent Zone 4 Play on September 14, 2006 that RNG Gaming and Golden Palace Ltd. entered into an agreement under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. We also note that pursuant to the terms of the agreement, Golden Palace has an option to acquire additional 30% of the ordinary shares of RNG at a price of $180,000 per each additional percentage interest of the ordinary shares of RNG. Please revise this section to note these facts.

Business Overview, page 16

6.   We note your response to comment 14. Based on our review of your website, www.get21.com, we note that you are conducting a revenue sharing program. Please revise this section to describe this program and to note whether you will offer a similar program in connection with other websites you may start in the future.

7.   In your response to comment 22, you state that you intend to provide marketing services to licensed gaming operators. Please revise this section to describe the marketing services that you intend to provide.

Internal control and supporting systems, page 18

8.   We reissue comment 16. We refer to your statement that you "believe that the gaming software operated by each operator is independently audited so as to ensure its gaming fairness." In light of the fact that *you have no agreements with any operators*, it is unclear how you have arrived at this conclusion. If your statement implies that all potential gaming operators with whom you may do business in the future have been audited by their respective regulators, this statement would be overly broad, unsupportable and mitigating in the context of the risk factor. Please revise or remove this statement.

Market Size and Growth, page 20

9.   We reissue comment 18 in part. Please revise your disclosure on pages 20 and 23 to note whether you may license your blackjack software to owners of gambling websites that may target individuals residing in the U.S. Also, please disclose the target audience of www.get21.com and whether this website is marketed to gaming operators or individuals.

10.   In your response to comment 15, you state that you will not offer internet gambling to individuals residing in the U.S. Please revise this section to note this fact and to note how you will prevent U.S. residents from gambling on your websites such as www.get21.com.

Federal Prohibition Proposals, page 24

11.   We note your disclosure regarding BetOnSports in the last paragraph of this section. Please revise your disclosure to note the nature of BetOnSports' business, including that its operations focus on online gambling.

Uri Levy
Gaming Ventures Plc
September 22, 2006
Page 4

U.K. Regulation of Online Gaming, page 25

12.   In your response to comment 22, you state that are not conducting any gaming
       operations in the U.K. Please revise this section to note this fact and to note
       whether this includes the gambling services you will provide through your
       websites. In addition, consistent with your response to prior comment 22, please
       disclose that you do not intend to apply for a license from the Gaming
       Commission.

Unaudited Pro Forma Information, page 28

13.   We reissue comment 24. Please revise this section to replace your reference to
       "the carved out BJ Business" with the name of your company.

Liquidity and Capital Resources, page 30

14.   In your response to comment 28, you state that you do not have a signed term
       sheets with either Zone4Play or the third party investing in RNG. Please revise
       this section to note this fact.

Report of Independent Registered Public Accounting Firm, page F-1

15.   We have reviewed your response to prior comment 36 and do not understand how
       your auditors concluded that no substantial doubt about your ability to continue as
       a going concern beyond one year exists. Specifically, it is unclear how
       "anticipated" financing and "potential capital investment" could have supported
       their conclusion unless such sources of cash have been committed. We also don't
       understand how future revenue could have been considered in their conclusion
       since the Company is still in the development stage. Finally, your disclosure on
       page 30 states, "[y]our current anticipated levels of revenue and cash flow are
       subject to many uncertainties and cannot be assured." Please explain to us how
       your auditors considered the above in reaching their conclusions.

16.   Notwithstanding the above comment, the explanatory paragraph included in the
       audit report may be confusing to investors as it seems to express an uncertainty
       and is not required for development stage companies that have not started
       generating revenue. Please revise to remove this paragraph from the report.

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Oded Har-Even, Esq. (*via facsimile*)